Exhibit 99.8

Media Release

September 5, 2023

TELUS announces three-tranche note offering

5.75% Sustainability-Linked Notes, Series CAK due September 8, 2033

5.95% Notes, Series CAL due September 8, 2053

5.60% Notes, Series CAM due September 9, 2030

VANCOUVER, B.C. - TELUS announced today it has priced $1.75 billion of senior unsecured notes in three series, the first with a 10-year maturity, the second with a 30-year maturity and the third with a 7-year maturity. The notes are offered through a syndicate of agents led by BMO Capital Markets, Scotiabank and TD Securities Inc. Closing of the offering is expected to occur on or about September 8, 2023.

The 5.75% Sustainability-Linked notes, Series CAK (the “Series CAK Notes”), were priced at $99.782 per $100 principal amount for an effective yield of 5.779% per annum until maturity, subject to a possible interest rate step-up, and will mature on September 8, 2033.

The 5.95% notes, Series CAL, were priced at $99.267 per $100 principal amount for an effective yield of 6.003% per annum until maturity, and will mature on September 8, 2053.

The 5.60% notes, Series CAM, were priced at $99.885 per $100 principal amount for an effective yield of 5.620% per annum until maturity, and will mature on September 9, 2030.

The net proceeds of this offering will be used for the repayment of outstanding indebtedness, including the repayment of commercial paper (incurred for general working capital purposes) and the reduction of cash amounts outstanding under an arm’s length securitization trust to which an affiliate of TELUS sells interests in certain trade receivables (incurred for general working capital purposes), and for other general corporate purposes.

The Series CAK notes are “Sustainability-Linked Bonds” issued pursuant to TELUS’ Sustainability-Linked Bond Framework announced on June 14, 2021, as it may be amended, restated and/or replaced from time to time (the “Framework”) and will be TELUS’ fifth bond offering under the Framework. As part of the Framework, TELUS has committed to reducing its absolute Scope 1 and 2 greenhouse gas (“GHG”) emissions by 46% from 2019 levels by 2030. Should TELUS fail to achieve this target (the “Sustainability Performance Target”) by December 31, 2030, the interest payable on the Series CAK Notes will increase by 0.60% per annum, as will be further detailed in the prospectus supplement that TELUS will be filing to its short form base shelf prospectus dated August 8, 2022 with securities regulatory authorities in each of the provinces of Canada. The interest payable on the Series CAK Notes may also increase in certain circumstances if TELUS fails to meet additional sustainability and/or environmental, social or governance (“ESG”) targets as provided for in a future “Sustainability-Linked Bond” (a “Future SLB”) issued by TELUS pursuant to the Framework. The interest rate on the Series CAK Notes, however, can in no event exceed the initial rate of 5.75% by more than 1.20% per annum in the aggregate, whether as a result of the failure to achieve the Sustainability Performance Target and/or any targets under one or more Future SLBs.

The Series CAK Note offering supports TELUS’ commitment to environmental sustainability by linking financing to the achievement of ambitious ESG targets. The target set out in the Framework was approved by the Science Based Targets initiative (“SBTi”), further demonstrating TELUS’ global sustainability leadership and support of the world’s fight against climate change. The Sustainability Performance Target is consistent with reductions required to limit warming to below 1.5°C, which at the time of publication of the Framework, was considered the most ambitious designation available through the SBTi process.

TELUS will report annually on its performance against the Sustainability Performance Target and will also obtain an annual independent and external verification of its performance against the Sustainability Performance Target in the form of a limited assurance report. TELUS’ performance as well as the limited assurance report will be included in its annual Sustainability and ESG Report, or other similar report(s) as the case may be, and will be available on TELUS’ website.

Sustainalytics, a leading independent ESG research, ratings and analytics firm, issued a Second Party Opinion in June 2021 (as subsequently extended) confirming that the Framework aligns with the International Capital Market Association's Sustainability-Linked Bond Principles, 2020.

This media release does not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities being offered have not been approved or disapproved by any Canadian securities regulatory authority, nor has any authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement. The notes have not been registered under the U.S. Securities Act of 1933, as amended, and no notes of any series are being offered in the United States or to or for the account or benefit of any U.S. person.

The notes of each series are being offered pursuant to a prospectus supplement to the short form base shelf prospectus of TELUS dated August 8, 2022. The short form base shelf prospectus and prospectus supplement contain important detailed information about each series of notes. Copies of the short form base shelf prospectus and the prospectus supplement relating to the offering of each series of notes when filed with securities regulatory authorities in Canada may be obtained from the Chief Legal and Governance Officer of TELUS at 510 W. Georgia St., 23rd Floor, Vancouver, British Columbia V6B 0M3 (telephone 604-695-6420). Copies of these documents are, or will be, available electronically on the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators + (“SEDAR+”), at www.sedarplus.ca. Investors should read the short form base shelf prospectus and prospectus supplement before making an investment decision.

Forward-Looking Statements

This news release contains statements about future events pertaining to the offering, including the anticipated closing date of the offering, the intended use of the net proceeds of the offering, the Framework, including TELUS’ commitment to reduce its absolute Scope 1 and 2 GHG emissions by 46% from 2019 levels by 2030, the increase in the interest rate per annum of the Series CAK Notes if TELUS fails to reach the Sustainability Performance Target by the required date, the increase in the interest rate per annum of the Series CAK Notes if TELUS fails to reach additional ESG targets as provided for in a Future SLB(s), and TELUS’ commitments to report annually on its performance against its Sustainability Performance Target, to obtain an annual independent and external verification of its performance against the Sustainability Performance Target in the form of a limited assurance report and to include such performance and such limited assurance report in TELUS’ annual Sustainability and ESG Report or other similar reports and make them available on TELUS’ website. By their nature, forward-looking statements require us to make assumptions and predictions and are subject to inherent risks and uncertainties including: risks associated with capital and debt markets; TELUS’ ability to identify, procure and implement solutions to reduce energy consumption and adopt cleaner sources of energy; TELUS’ ability to identify and make suitable investments in renewable energy, including in the form of virtual power purchase agreements; TELUS’ ability to continue to realize significant absolute reductions in energy use and the resulting GHG emissions in its operations (in part as a result of programs and initiatives focused on our buildings and network); and other risks associated with achieving TELUS’ goals to reduce its GHG emission targets by 2030. There is significant risk that the forward-looking statements will not prove to be accurate. The timing and closing of the above-mentioned offering are subject to customary closing conditions and other risks and uncertainties. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future performance and events to differ materially from those described in the forward-looking statements. Accordingly, this news release is subject to the disclaimer and the qualifications and risk factors as set out in our 2022 annual management’s discussion and analysis (MD&A) and our Q2 2023 MD&A, and in other TELUS public disclosure documents and filings with securities commissions in Canada (on SEDAR+ at sedarplus.ca) and in the United States (on EDGAR at sec.gov). The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements.

About TELUS

TELUS (TSX: T, NYSE: TU) is a dynamic, world-leading communications technology company with more than $18 billion in annual revenue and over 18 million customer connections spanning wireless, data, IP, voice, television, entertainment, video, and security. Our social purpose is to leverage our global-leading technology and compassion to drive social change and enable remarkable human outcomes. Our longstanding commitment to putting our customers first fuels every aspect of our business, making us a distinct leader in customer service excellence and loyalty. The numerous, sustained accolades TELUS has earned over the years from independent, industry-leading network insight firms showcase the strength and speed of TELUS’ global-leading networks, reinforcing our commitment to provide Canadians with access to superior technology that connects us to the people, resources and information that make our lives better.

Operating in 32 countries around the world, TELUS International (TSX and NYSE: TIXT) is a leading digital customer experience innovator that designs, builds, and delivers next-generation solutions, including AI and content moderation, for global and disruptive brands across strategic industry verticals, including tech and games, communications and media, eCommerce and fintech, banking, financial services and insurance, health care, and others.

TELUS Health is a global health care leader, which provides employee and family primary and preventive health care and wellness solutions. Our TELUS team, along with our 100,000 health professionals, are leveraging the combination of TELUS’ strong digital and data analytics capabilities with our unsurpassed client service to dramatically improve remedial, preventive and mental health outcomes covering 68 million lives, and growing, around the world. As the largest provider of digital solutions and digital insights of its kind, TELUS Agriculture & Consumer Goods enables efficient and sustainable production from seed to store, helping improve the safety and quality of food and other goods in a way that is traceable to end consumers.

Driven by our determination and vision to connect all citizens for good, our deeply meaningful and enduring philosophy to give where we live has inspired TELUS and our team to contribute $1.6 billion, including 2.2 million days of service since 2000. This unprecedented generosity and unparalleled volunteerism have made TELUS the most giving company in the world. Together, let’s make the future friendly.

For more information about TELUS, please visit telus.com, follow us @TELUSNews on Twitter and @Darren_Entwistle on Instagram.

Investor Relations

Ian McMillan

(604) 317-8768

ir@telus.com

Media Relations

Steve Beisswanger

(514) 865-2787

Steve.Beisswanger@telus.com